UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Participation in ITMA 2019; Collaboration with Adidas

On June 20, 2019, Kornit Digital Ltd. (“Kornit” or the “Company”) announced details of its presence at ITMA 2019, which is taking place in Barcelona, Spain from June 20-26, 2019.

Among the matters being showcased by Kornit at ITMA 2019 is the printing of Adidas products with two of Kornit’s new systems, the Kornit Atlas and the Kornit Avalanche Poly Pro printing systems, which were introduced earlier in 2019.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: June 21, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated June 20, 2019 entitled “Kornit Digital Brings its Latest Innovative and Sustainable Solutions for Industrial Digital Textile Printing to ITMA 2019”

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